CARIBU INC. AND SUBSIDIARY

CONSOLIDATED FINANCIAL STATEMENTS (UNAUDITED)

FOR THE YEAR ENDED
December 31, 2020

Unaudited Financials

CARIBU INC. AND SUBSIDIARY
INDEX TO CONSOLIDATED FINANCIAL STATEMENTS
(unaudited)

Unaudited – See accompanying notes.

Unaudited Financials

CARIBU INC. AND SUBSIDIARY
CONSOLIDATED BALANCE SHEET
DECEMBER 31, 2020
(unaudited)

Assets

<u>Current Assets:</u>

Cash and cash equivalents	$	1,914,634
Other receivables		8,452
Total current assets		1,923,086
Deferred tax asset		682,461
Total Assets	$	**2,605,547**

Liabilities and Stockholders' Equity

<u>Current Liabilities:</u>

Accounts payable and accrued expenses		$	66,278

<u>Long-Term Liabilities:</u>

Paycheck Protection Program loan			66,100
Total Liabilities			132,378

<u>Stockholders' Equity</u>

Common Stock A – voting $.01 par value; 6,521,593 shares authorized issued and outstanding	$	65,216	
Common Stock B – non-voting $.01 par value; 1,345,074 shares authorized; 345,073 issued and outstanding		3,451	
Preferred Stock C – voting $.01 par value; 2,133,333 shares authorized issued and outstanding		21,333	
Additional paid-in-capital		4,593,169	
Unrealized gain on foreign currency translation		(328)	
Accumulated deficit		(2,209,672)	
Total Stockholders' Equity			2,473,169
Total Liabilities and Equity		$	**2,605,547**

Unaudited – See accompanying notes.

Unaudited Financials

CARIBU INC. AND SUBSIDIARY
CONSOLIDATED STATEMENT OF OPERATIONS AND COMPREHENSIVE LOSS
FOR THE YEAR ENDED DECEMBER 31, 2020
(unaudited)

Operating Income		
Revenue	$	845,715
Cost of revenues		1,097,002
Gross loss		(251,287)
Operating Expense		
General and administrative		1,100,234
Loss from operations		(1,351,521)
Other Income and (Expenses)		
Miscellaneous income		28,382
Loss before income taxes		(1,323,139)
Income Tax Benefit		316,516
Net Loss		**(1,006,623)**
Other Comprehensive Loss:		
Change in foreign currency translation		(2,727)
Comprehensive Loss	**$**	**(1,009,350)**

CARIBU INC. AND SUBSIDIARY
CONSOLIDATED STATEMENT OF CHANGES IN STOCKHOLDERS' EQUITY
FOR THE YEAR ENDED DECEMBER 31, 2020
(unaudited)

	Common Stock A Voting	Common Stock B Non-Voting	Preferred Stock C Voting	Additional Paid-in Capital	Unrealized Loss–Foreign Currency	Accumulated Deficit	Total Equity
Beginning Balance	$ 65,216	$ 3,451	$ 21,333	$ 2,520,738	$ 2,399	$ (1,203,049)	$ 1,410,088
Capital Contributions	-	-	-	2,072,431	-	-	2,072,431
Accumulated Other Comprehensive Loss	-	-	-	-	(2,727)	-	(2,727)
Net Loss for the Year	-	-	-	-	-	(1,006,623)	(1,006,623)
Ending Balance	$ 65,216	$ 3,451	$ 21,333	$ 4,593,169	$ (328)	$ (2,209,672)	$ 2,473,169

Unaudited – See accompanying notes.

Unaudited Financials

CARIBU INC. AND SUBSIDIARY
CONSOLIDATED STATEMENT OF CASH FLOWS
FOR THE YEAR ENDED DECEMBER 31, 2020
(unaudited)

CASH FLOWS FROM OPERATING ACTIVITIES:

Net loss	$ (1,006,623)
Adjustment to reconcile net loss to cash used in operating activities:	
Deferred tax asset	(312,451)
Changes in asset and liabilities	
Increase in accounts payable	50,195
Net cash used in operating activities	(1,268,879)

CASH FLOWS FROM FINANCING ACTIVITIES:

Capital contributions	2,007,631
Borrowings from PPP loan	66,100
Cash flows provided by financing activities	2,073,731
Net increase in cash and cash equivalents	804,852
Cash and cash equivalents, beginning of year	1,109,319
Cash and cash equivalents, end of year	$ 1,914,634

Schedule of non-cash financing activities:

Conversion of debt to capital	$ 64,800
Foreign currency translation effect	$ (2,727)

CARIBU INC. AND SUBSIDIARY
NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS
(UNAUDITED)

NOTE 1 – NATURE OF OPERATIONS

Caribu Inc. was incorporated under the laws of the State of Delaware in September 2015 to develop a mobile software application and marketplace that allows families to connect through a video-call to read books, draw, and learn together in real-time.

Caribu Ltd. was formed in the United Kingdom in September 2013 as a software developer.

NOTE 2 – SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES

Basis of Consolidation
The accompanying financial statements are the consolidated financial statements of Caribu Inc. and Caribu Ltd., a wholly owned subsidiary, collectively "the Company". All significant intercompany transactions and balances are eliminated in the consolidation process.

Use of Estimates
The consolidated financial statements have been prepared in accordance with accounting principles generally accepted in the United States of America ("U.S. GAAP"). The preparation of these consolidated financial statements require management to make estimates that affect the reported amounts of assets and liabilities, revenue and expenses, and related disclosures of contingent assets and liabilities. The estimates and related judgments and assumptions are continually evaluated based on available information and experiences; however, actual amounts could differ from those estimates.

Revenue Recognition
The Company recognizes revenue under Financial Accounting Standard's Board ("FASB") Accounting Standard Codification ("ASC") 606. ASC 606 requires the recognition of revenue with a single comprehensive five-step model. The core principle is to recognize revenue upon the transfer of control of goods or services to customers at an amount that reflects the consideration expected to be received.

The Company generates revenue from the sale of both services and products. Revenue is recognized when control of the services or products is transferred to the customer. The amount of revenue recognized reflects the consideration the Company expects to receive in exchange for the services or products.

Cash and Cash Equivalents
For purpose of the statement of cash flows, the Company considers all highly liquid debt instruments purchased with an original maturity of three months or less to be cash equivalents.

Advertising Expenses
Advertising is expensed as incurred, and included in general and administrative expenses. For the year ended December 31, 2020, advertising expense was $643,772.

Fair Value of Financial Instruments
The Company's financial instruments are cash, cash equivalents, accounts receivable, accounts payable, and long-term debt. The recorded values of cash and cash equivalents approximate fair values based on their short-term nature. The carrying values of receivables, and payables are estimated to approximate fair value. The recorded value of long-term debt approximates fair values, as interest approximates market rates.

The Company defines fair value as "the price that would be received to sell an asset or paid to transfer a liability in an orderly transaction between market participants at the measurement date". The Company establishes fair value of its assets and liabilities using a fair value hierarchy that prioritizes the inputs to valuation techniques used to measure fair value into three broad levels which distinguish between assumptions based on market data (observable inputs) and the Company's assumptions (unobservable inputs). The level in the fair value hierarchy within which the respective fair value measurement falls is determined based on the lowest level input that is significant to the measurement in its entirety. Level 1 inputs are quoted market prices in active markets for identical assets or liabilities, Level 2 inputs are other than quotable market prices included in Level 1 that are observable for the asset or liability either directly or indirectly through corroboration with observable market data. Level 3 inputs are unobservable inputs for the assets or liabilities that reflect management's own assumptions about the assumptions market participants would use in pricing the asset or liability.

Income Taxes
Income taxes comprise of federal and state income taxes.   Deferred tax assets and liabilities are recognized to reflect the estimated tax effects attributable to temporary differences and net operating loss carryforwards. Deferred tax assets and liabilities are measured using the enacted tax rates that will be in effect when the temporary differences are expected to reverse. The measurement of deferred tax assets is reduced by a valuation allowance, if necessary, by the amount of any tax benefits that are not expected to be realized.

As of December 31, 2020, the statute of limitations remains open for federal tax returns for 2017 and following years; therefore, they are subject to potential examinations by the Internal Revenue Service.

Functional Currency Translation Policy
The U.S. dollar is the functional currency of the Company. Foreign currency assets and liabilities are remeasured into U.S. dollars at end-of-period exchange rates while revenues and expenses are translated at average rates in effect during the period. The cumulative translation adjustments associated with the net assets of foreign subsidiary are recorded in accumulated other comprehensive income in the accompanying consolidated balance sheet.

<u>Research and Development Costs</u>
All research and development costs are included in cost of revenues. The research and development costs for the year ended December 31, 2020, was $180,403.

NOTE 3 – CONCENTRATION OF CREDIT RISK

The Company maintains its cash balance in two financial institutions. The balance is insured by the Federal Deposit Insurance Corporation (FDIC) up to $250,000. The balances might exceed the insured limits from time to time. At December 31, 2020, the Company has an unsecured balance at one of the banks of $1,664,480.

NOTE 4 – MAJOR CUSTOMERS

For the year ended December 31, 2020, the Company recognized revenues from one customer exceeding 66% of the Company's total revenues. Total revenues derived from these customers amounted to approximately $560,000.

NOTE 5 – INCOME TAXES

The Company uses the accrual method of accounting for financial statement purposes and the cash method for income tax purposes. At December 31, 2020, there is no current federal income tax liability for the company.

Deferred tax asset reflects the estimated tax effects of net operating loss carryforwards. At December 31, 2020 the deferred tax asset is as follows:

Net operating loss carryforwards   <u>$ 682,461</u>

At December 31, 2020, the Company has net operating loss carryforwards for income tax purposes totaling $2,659,006 for offsetting against future federal income tax profits.

NOTE 6 – RISKS AND UNCERTAINTIES

In March 2020, an outbreak of the coronavirus (COVID-19) emerged globally causing significant volatility in the global economic markets. There is significant uncertainty around the breadth and duration of business disruptions related to COVID-19, as well as its impact on the U.S. economy. As such, the Company is unable to determine the impact of the pandemic to its operations.

NOTE 7 – PAYCHECK PROTECTION PROGRAM ("PPP") LOAN

During the year ended December 31, 2020, one of the Companies received loan proceeds in the amount of $66,100 under the Paycheck Protection Program ("PPP"). The PPP, established as part of the Coronavirus Aid, Relief, and Economic Security Act ("CARES Act"), provides for loans to qualifying businesses for amounts up to 2.5 times of the average monthly payroll expenses of the qualifying business. The loans and accrued interest are forgivable after 24 weeks as

NOTE 7 – PAYCHECK PROTECTION PROGRAM ("PPP") LOAN (CONTINUED)

long as the borrower uses the loan proceeds for eligible purposes, including payroll, benefits, rent and utilities, and maintains its payroll levels. The amount of loan forgiveness will be reduced if the borrower terminates employees or reduces salaries during the eight-week period.

The unforgiven portion of the PPP loan is payable over two years at an interest rate of 1%, with a deferral of payments for the first six months. The Company intends to use the proceeds for purposes consistent with the PPP. The Company currently believes that its use of the loan proceeds will meet the conditions for forgiveness of the loan.

NOTE 8 – CHANGE IN ACCUMULATED OTHER COMPREHENSIVE INCOME

The following table presents a rollforward of accumulated other comprehensive loss.

Loss on Foreign Currency Transactions		
Beginning balance, January 1, 2020	$	2,399
Other comprehensive loss before reclassifications		(2,727)
Ending balance, December 31, 2020	$	(328)

NOTE 9 – SUBSEQUENT EVENTS

Management considered events subsequent to the end of the year but before March 20, 2021, the date that the consolidated financial statements were available to be issued. No subsequent events have occurred that require recognition or disclosure in the combined financial statements.